The Directors
FX Energy Inc.
3006 Highland Drive 206
Salt Lake City,
Utah  84106
United States of America

BNP Paribas (Suisse)
Place de Hollande 2
Ch-1204 Geneva
Switzerland

ING Bank N.V
Bijlmerplein 888
1102 MG
Amsterdam
The Netherlands

ECV2122

23rd February 2015

Dear Sirs,

EVALUATION OF POLISH GAS ASSETS

RPS Energy (RPS) has completed an independent reserves evaluation of the Zaniemysl, Roszkow, Winna Gora, Kromolice, Sroda, Kromolice South, Lisewo, Komorze, Karmin and Tuchola Gas Fields in Poland ('the Properties') currently owned by FX Energy Inc. (FX).  We have estimated Proved, Proved plus Probable and Proved plus Probable plus Possible reserves as at 1 January 2015, based on data and information available up to 31 December 2014.

This report is prepared in accordance with the definitions contained in Rule 4-10(a) of Regulation S-X, the general disclosure requirements contained in Regulation S-K, the specific disclosure requirements for the third party report set forth in Items 1202(a)(8)(i-x) of Regulation S-K of the U.S. Securities and Exchange Commission (SEC) and that conforms to the FASB Accounting Standards Codification Topic 932, Extractive Activities – Oil and Gas.  The report was prepared for FX to be included as an exhibit in a filing with the SEC.

The work was undertaken by a team of professional petroleum engineers, geoscientists and economists and is based on data supplied by FX Energy.  The properties evaluated in this report constitute 100% of FX’s non-United States reserves.  Our approach has been to prepare independent estimates of developed reserves for all producing assets based on the field’s production performance.  In fields where potential exists to further develop reserves through additional capital investment, we have reviewed the available data supplied by the Operator and estimated the likely range of incremental reserves that can be recovered.

In estimating reserves we have used standard petroleum engineering techniques, with proved reserves being calculated using deterministic methods and probable and possible reserves calculated using probabilistic methods.  These techniques combine geological and production data with detailed information concerning fluid characteristics and reservoir pressure as well as pertinent production software that allows wells to be modelled as closely as possible to reality.  We have estimated the degree of uncertainty inherent in the measurements and interpretation of the data and have calculated a range of recoverable reserves.  We have taken the working interest that FX Energy has in the Properties as presented by FX Energy and we have not investigated nor do we make any warranty as to FX Energy's interest in the fields.

Reserves

Gas Reserves attributable to the FX Energy Interest (MMscf), as of 1 January 2015

Field		FX Energy Gas Reserves (MMscf)
		Developed			Undeveloped
				Proved +			Proved +
	FX Energy		Proved +	Probable +		Proved +	Probable +
	Interest	Proved	Probable	Possible	Proved	Probable	Possible

Zaniemysl	24.5%				803	1,511	2,164
Roszkow	49.0%	3,774	5,165	9,060
Kromolice	49.0%	3,959	5,338	15,101
Sroda	49.0%	5,829	7,101	12,037
Kromolice South	49.0%	1,078	2,272	3,424
Winna Gora	49.0%	3,172	4,554	6,499
Lisewo	49.0%	5,441	8,140	11,860
Komorze	49.0%	17	17	17
Karmin	49.0%				7,617	13,944	37,367
Tuchola	100.0%				5,698	9,977	13,923

Total		23,271	32,587	57,998	14,118	25,432	53,455

Economic Evaluation

We have calculated the Net Present Value of the Properties based on our estimates of Reserves and on current firm development plans, as follows:

		NPV10 (Million US$)
						Proved +
Field	FX Energy	Proved		Proved + Probable		Probable + Possible
	Interest
		Gross	Net	Gross	Net	Gross	Net
Zaniemysl	24.5%	9.88	2.42	18.14	4.44	23.59	5.78
Roszkow	49.0%	40.44	19.82	52.25	25.60	79.84	39.12
Kromolice	49.0%	42.85	20.99	53.85	26.39	72.02	35.29
Sroda	49.0%	37.47	18.36	40.41	19.80	47.44	23.24
Kromolice South	49.0%	12.56	6.16	23.04	11.29	28.68	14.05
Winna Gora	49.0%	21.46	10.51	26.61	13.04	30.57	14.98
Lisewo	49.0%	38.17	18.70	54.21	26.56	72.00	35.28
Komorze	49.0%	-0.47	-0.23	-0.47	-0.23	-0.47	-0.23
Karmin	49.0%	54.20	26.56	71.32	34.95	140.63	68.91
Tuchola	100.0%	9.34	9.34	21.58	21.58	34.58	34.58

Total		265.87	132.62	360.94	183.42	528.87	271.00

Economic Assumptions

An economic analysis of the Polish Assets of FX Energy was undertaken based on the following price and royalty assumptions.  These data have been supplied by FX Energy in US Dollars and are based on Polish Zloty gas prices and exchange rates, taken as the average of the 1st day of the month values throughout 2014, with benchmark prices adjusted for energy content.  The benchmark prices are based on the Company’s contractual percentage, by well, of the Polish low-methane tariff as published by the Energy Regulatory Office and the high methane tariff in the case of the Tuchola field.

Qualifications

RPS is an independent consultancy specialising in petroleum reservoir evaluation and economic analysis.  The provision of professional services has been solely on a fee basis.  Mr. Gordon Taylor, Director, Geoscience for RPS Energy, has supervised the evaluation.  Mr. Taylor attended the University of Birmingham and graduated with a Bachelor of Science degree in Geological Sciences in 1978’ and a Master of Science degree in Foundation Engineering in 1979.  Mr. Taylor is a Chartered Geologist and Chartered Engineer in the UK and an AAPG Certified Petroleum Geologist (No 5932); he has in excess of 35 years’ experience in the hydrocarbon exploration and production industry including the conduct of evaluation studies relating to oil and gas fields.  Mr. Taylor has not, directly or indirectly, received an interest, and he does not expect to receive an interest, direct or indirect, in FX Energy, or any associate or affiliate of the company.

Other RPS employees involved in this work hold at least a Master’s degree in geology, geophysics, petroleum engineering or a related subject or have at least five years of relevant experience in the practice of geology, geophysics or petroleum engineering.

Basis of Opinion

The evaluation presented in this report reflects our informed judgement based on accepted standards of professional investigation, but is subject to generally recognised uncertainties associated with the interpretation of geological, geophysical and engineering data.  RPS Energy has used all methods and procedures we considered necessary in preparation of the report.  The evaluation has been conducted within our understanding of petroleum legislation, taxation and other regulations that currently apply to these interests.  RPS is not aware of any regulations that would have an effect on FX’s ability to recover the estimated reserves; however, RPS is not in a position to attest to the property title, financial interest relationships or encumbrances related to the property.

It should be understood that any evaluation may be subject to significant variations over short periods of time as new information becomes available.

Yours faithfully,
RPS Energy

[signed by GT]

Gordon R Taylor, CEng, CGeol
Director, Geoscience